SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

Minutes of the Meeting of the Board of Directors of Ambev S.A (the “Company”), held on February 24, 2014, drawn up in summary form.

1.            Date, time and venue:  On February 24, 2014, starting at 2:30 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.            Participantes:  Mr. Victorio Carlos De Marchi, co-Chairman, and Messrs. Sr. Marcel Herrmann Telles,  Roberto Moses Thompson Motta, Vicente Falconi Campos, José Heitor Attilio Gracioso, Álvaro Antônio Cardoso de Souza, Paulo Alberto Lemann and Marcos de Barros Lisboa.  The members of the Fiscal Council, Messrs. Celso Clemente Giacometti and Mário Fernando Engelke, have also attended the meeting, in order to comply with the requirements of Section 163, §3 of the Brazilian Corporations Law.

3.            Board:  Chairman: Victorio Carlos De Marchi; Secretary: Nelson José Jamel.

4.            Resolutions: It was unanimously and unrestrictedly resolved by the Directors who attended the meeting:

4.1. Changes in the Company’s Management. According to Section 21, letter d) of the Company’s Bylaws, to approve the substitution of (i) the current Marketing Executive Officer, Mr. Jorge Pedro Victor Mastroizzi, by Mr. Pedro Henrique de Sá Earp, Brazilian, economist, bearer of the identity card (RG) No. 37.731.286-1 SSP/SP and registered with the Individual Taxpayers’ Registry (CPF) under No. 081.787.277-90.The new executive officer will be sworn into his respective position on March 1st, 2014, upon the execution of the instrument of investiture in the proper book, at which time he will execute a statement confirming that there is no impediment to his election to the Company’s Board of Executive Officers, and the term of his mandate shall expire on July 31, 2016.

4.2. New Board of Executive Officers Composition.  In view of the abovementioned resolutions, the Company’s Board of Executive Officers shall henceforth have the following composition, with the term of office expiring on July 31, 2016: (i) Mr. João Mauricio Giffoni de Castro Neves, as “Chief Executive Officer”; (ii) Mr. Nelson José Jamel, as “Chief Financial and Investor Relations Officer”; (iii) Mr. Pedro de Abreu Mariani, as “General Counsel and Corporate Affairs Executive Officer” (iv) Mr. Alexandre Médicis da Silveira, as “Sales Executive Officer”; (v) Mr. Marcel Martins Régis, as “Soft Drinks Executive Officer”; (vi) Mr. Flávio Barros Torres, as “Industrial Executive Officer”; (vii) Mr. Vinícius Guimarães Barbosa, as “Logistics Executive Officer”; (viii) Mr. Sandro de Oliveira Bassili, as “People and Management Executive Officer”; (ix) Mr. Pedro Henrique de Sá Earp, as “Marketing Executive Officer”; and (x) Mr. Ricardo Rittes de Oliveira Silva as “Shared Services and Information Technology Executive Officer”.

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4.3. Approval of Accounts. To approve, after examination and discussion, and pursuant to Section 142, V, of Law 6,404/76, as amended, the Management Report, the Management’s accounts, the financial statements for the fiscal year ended December 31, 2013 (“2013 Financial Statements”) and the respective destination of the results, which will be published on February 26, 2014.

5.            Closure:  With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors who attended the meeting, were duly executed.

São Paulo, February 24, 2014.

/s/ Victorio Carlos De Marchi	/s/ Marcel Herrmann Telles

/s/ Roberto Moses Thompson Motta	/s/ Vicente Falconi Campos

/s/ José Heitor Attilio Gracioso	/s/ Álvaro Antônio Cardoso de Souza

/s/ Paulo Alberto Lemann	/s/ Marcos de Barros Lisboa

/s/ Nelson José Jamel Secretário

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2014

AMBEV S.A.

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer